Filed by AT&T Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: AT&T Inc.

Registration No.: 333-231171

Date: May 16, 2019

For more information, contact:

Name: McCall Butler

AT&T Corporate and Financial Communications

Phone: (470) 773-5704

Email: mb8191@att.com

For Holders of Old Notes, contact:

Global Bondholder Services Corporation

Phone: (866) 470-3900 (toll free)

(212) 430-3774 (collect)

AT&T INC. ANNOUNCES EARLY PARTICIPATION AND CONSENT RESULTS IN EXCHANGE OFFERS

Dallas, Texas, May 16, 2019 — AT&T Inc. (NYSE: T) (“AT&T”) announced today that, as of 5:00 p.m., New York City time, on May 15, 2019 (the “Early Participation Date”), the aggregate principal amount of each series of notes listed in the table below (collectively, the “Old Notes”) issued by Warner Media, LLC or Historic TW Inc. had been validly tendered and not validly withdrawn in connection with AT&T’s previously announced offers to exchange all validly tendered (and not validly withdrawn) and accepted Old Notes of each such series for new notes to be issued by AT&T (collectively, the “AT&T Notes”), and the related solicitation of consents to amend the indentures governing the Old Notes.

Series of Old Notes to be Exchanged	Issuer	CUSIP/ISIN No.	Aggregate Principal Amount Tendered in the Exchange Offers as of the Early Participation Date	Aggregate Principal Amount of Consents Received as of the Early Participation Date(4)	Percentage of Total Outstanding Principal Amount of such Series of Old Notes With Respect to Which Consents Were Received(4)
4.00% Notes due 2022(1)	Time Warner(2)	887317AN5	$444,594,000	$444,594,000	88.92%
3.40% Notes due 2022(1)	Time Warner(2)	887317AQ8	$402,403,000	$402,403,000	80.48%
9.15% Debentures due 2023(1)	Historic TW(3)	887315AM1	$125,918,000	$165,817,000	58.85%
4.05% Notes due 2023(1)	Time Warner(2)	887317AR6	$408,555,000	$408,555,000	81.71%
7.57% Debentures due 2024(1)	Historic TW(3)	887315BH1	$54,168,000	$86,456,000	63.52%
3.55% Notes due 2024(1)	Time Warner(2)	887317AV7	$587,038,000	$587,038,000	78.27%
3.60% Notes due 2025(1)	Time Warner(2)	887317AW5	$1,328,163,000	$1,328,163,000	88.54%

3.875% Notes due 2026(1)	Time Warner(2)	887317AZ8	$540,604,000	$540,604,000	90.10%
6.85% Debentures due 2026	Historic TW(3)	887315BB4	$25,000	$5,233,000	24.03%
2.95% Notes due 2026(1)	Time Warner(2)	887317BA2	$706,862,000	$706,862,000	88.36%
3.80% Notes due 2027(1)	Time Warner(2)	887317BB0	$1,328,590,000	$1,328,590,000	88.57%
6.95% Debentures due 2028(1)	Historic TW(3)	887315BM0	$43,801,000	$87,150,000	51.26%
6 5/8% Debentures due 2029(1)	Historic TW(3)	887315BN8	$190,040,000	$306,063,000	76.07%
7.625% Debentures due 2031(1)	Time Warner(2)	00184AAC9	$177,235,000	$291,302,000	58.67%
7.700% Debentures due 2032(1)	Time Warner(2)	00184AAG0	$133,645,000	$230,033,000	56.45%
8.30% Discount Debentures due 2036	Historic TW(3)	887315AZ2	$694,000	$1,331,000	0.84%
6.50% Debentures due 2036(1)	Time Warner(2)	887317AD7	$160,252,000	$301,668,000	76.89%
6.200% Debentures due 2040(1)	Time Warner(2)	887317AE5	$322,477,000	$322,477,000	90.36%
6.10% Debentures due 2040(1)	Time Warner(2)	887317AH8	$385,429,000	$385,429,000	83.88%
6.25% Debentures due 2041(1)	Time Warner(2)	887317AL9	$516,768,000	$516,768,000	86.79%
5.375% Debentures due 2041(1)	Time Warner(2)	887317AM7	$446,957,000	$446,957,000	89.39%
4.90% Debentures due 2042(1)	Time Warner(2)	887317AP0	$388,500,000	$388,500,000	77.70%
5.35% Debentures due 2043(1)	Time Warner(2)	887317AS4	$436,339,000	$436,339,000	87.27%
4.65% Debentures due 2044(1)	Time Warner(2)	887317AU9	$470,637,000	$470,637,000	78.44%
4.85% Debentures due 2045(1)	Time Warner(2)	887317AX3	$795,686,000	$795,686,000	88.41%
1.95% Notes due 2023(1)	Time Warner(2)	XS1266734349	€523,296,000	€523,296,000	74.76%

(1)

The requisite consents for adopting the proposed amendments to the applicable indenture were received for this series of Old Notes. Consents received in the Exchange Offers (as defined below) and in the previously announced offers by AT&T to purchase for cash (the “Concurrent Cash Tender Offers”) certain series of the Old Notes have been combined.

(2)	References to Time Warner refer to Warner Media, LLC, the successor in interest to Time Warner Inc.
(3)	References to Historic TW refer to Historic TW Inc., the successor in interest to Time Warner Companies Inc.
(4)

Reflects consents received with respect to the applicable series of Old Notes in the Exchange Offers plus, if applicable, consents received with respect to the applicable series of Old Notes in Concurrent Cash Tender Offers.

Solely with respect to the 6.85% Debentures due 2026 and the 8.30% Discount Debentures due 2036, in each case issued by Historic TW (the “Extended Consent Revocation Deadline Notes”), AT&T also announced it has extended the deadline to revoke consents to amend the indentures governing the Extended Consent Revocation Deadline Notes (the “Consent Revocation Deadline”) from 5:00 p.m., New York City time, on May 15, 2019 to the earlier of (1) the date on which the supplemental indenture reflecting the proposed amendments is executed with respect to applicable series of Extended Consent Revocation Deadline Notes and (2) 9:00 a.m., New York City time, on May 31, 2019 (such date, with respect to each applicable series of Extended Consent Revocation Deadline Notes, the “Extended Consent Revocation Deadline”). Holders of Extended Consent Revocation Deadline Notes will not be given prior notice that a supplemental indenture is being executed with respect to any series of Extended Consent Revocation Deadline Notes, and such holders will not be able to revoke a consent that was delivered with a validly tendered Extended Consent Revocation Deadline Note after the execution of the supplemental indenture with respect to that series of Extended Consent Revocation Deadline Notes.

The Consent Revocation Deadline for all other series of Old Notes (other than the Extended Consent Revocation Deadline Notes) has not been extended and occurred on 5:00 p.m., New York City time, on May 15, 2019. As a result, consents to amend the indentures governing the Old Notes that have been validly delivered in connection with any Old Notes (other than the Extended Consent Revocation Deadline Notes) may no longer be revoked.

The exchange offers and consent solicitations (together, the “Exchange Offers”) are being made pursuant to the terms and conditions set forth in AT&T’s prospectus, dated as of May 13, 2019 (the “Prospectus”), which forms a part of the Registration Statement (as defined below), and, with respect to the U.S. dollar-denominated Old Notes (the “Old U.S. Notes”), the related Letter of Transmittal and Consent (the “Letter of Transmittal”). The Exchange Offers will expire at 9:00 a.m., New York City time, on May 31, 2019.

A Registration Statement on Form S-4 (File No. 333-231171) (the “Registration Statement”) relating to the issuance of the AT&T Notes was filed with the Securities and Exchange Commission (“SEC”) on May 2, 2019 (as amended by Amendment No. 1 to the Registration Statement filed with the SEC on May 13, 2019) and declared effective by the SEC on May 13, 2019.

Questions concerning the terms of the Exchange Offers for the Old U.S. Notes should be directed to the following dealer managers:

BofA Merrill Lynch 214 North Tryon Street, 21st Floor Charlotte, North Carolina 28255 Attention: Liability Management Group Collect: (980) 683-3215 Toll-Free: (888) 292-0070	Deutsche Bank Securities 60 Wall Street New York, New York 10005 Attention: Liability Management Group Collect: (212) 250-2955 Toll-Free: (866) 627-0391	J.P. Morgan 383 Madison Avenue New York, New York 10179 Attention: Liability Management Desk Collect: (212) 834-3424 Toll-Free: (866) 834-4666

Questions concerning the terms of the Exchange Offer for the Old Euro Notes should be directed to the following dealer managers:

Merrill Lynch International	Deutsche Bank	J.P. Morgan
2 King Edward Street London EC1A 1HQ United Kingdom Attention: Liability Management Group Toll: +44 (0) 20 7996 5420	Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom Attention: Liability Management Group Phone: +44 20 7545 8011	383 Madison Avenue New York, New York 10179 Attention: Liability Management Desk Collect: (212) 834-3424 Toll-Free: (866) 834-4666

Questions concerning tender procedures for the Old Notes and requests for additional copies of the Prospectus and the Letter of Transmittal should be directed to the exchange agent and information agent:

Global Bondholder Services Corporation

By Facsimile (Eligible Institutions Only): (212) 430-3775 or (212) 430-3779	By E-Mail: contact@gbsc-usa.com	By Mail or Hand: 65 Broadway—Suite 404 New York, New York 10006

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein and is also not a solicitation of the related consents. The Exchange Offers may be made solely pursuant to the terms and conditions described in the Prospectus, the Letter of Transmittal and the other related materials.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

MiFID II professionals / ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This press release is directed only at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

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CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this news release contains forward-looking statements that are subject to risks and uncertainties, and actual results may differ materially. A discussion of factors that may affect future results is contained in AT&T’s filings with the Securities and Exchange Commission and in the Registration Statement related to the Exchange Offers. AT&T disclaims any obligation to update or revise statements contained in this news release based on new information or otherwise.